American Century Investments®

December 7, 2015

VIA ELECTRONIC TRANSMISSION

U.S Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re: American Century Investment Management, Inc. ("ACIM")
American Century World Mutual Funds, Inc. d/b/a American Century International Discovery Fund ("ACWMF")

Ladies and Gentlemen:

Attached please find a copy of a proposed fully executed Settlement Agreement in the matter styled as *Nelson Gomes v. American Century Companies, Inc., American Century Investment Management, Inc. et al.* Please know that a hearing to approve this settlement is scheduled for 9:30 a.m. on December 17, 2015 at the United States District Court for the Western District of Missouri.

Please contact the undersigned if you have any questions or concerns regarding this filing.

Very truly yours,



Jennie Clarke

Jennie Clarke
Vice President and
Associate General Counsel
American Century Services, LLC

American Century Investments

P.O. Box 410141, 4500 Main Street
Kansas City, MO 64141-0141

americancentury.com

Corporate Headquarters: Kansas City, MO
800-345-2021 or 816-531-5575

CC-STA-73735

SETTLEMENT AGREEMENT AND
GENERAL RELEASE OF CLAIMS - *GOMES*

This Settlement Agreement ("Agreement" or "Settlement Agreement") is entered into by and among (i) Nelson Gomes ("Plaintiff"), (ii) American Century Companies, Inc., American Century Investment Management, Inc. ("ACIM"), James E. Stowers, III, Jonathan S. Thomas, Thomas A. Brown, Andrea C. Hall, Donald H. Pratt, Gale E. Sayers, M. Jeannine Strandjord, Timothy S. Webster, William M. Lyons, Enrique Chang, Mark Kopinski, Brian Brady (collectively, "Defendants"), and (iii) nominal defendant American Century World Mutual Funds, Inc. ("ACWMF" or "Nominal Defendant"), doing business as American Century International Discovery Fund (the "Fund") (collectively, Plaintiff, Defendants, and Nominal Defendant, will be referred to as the "Parties"). The Parties have reached an agreement to settle the shareholder derivative litigation entitled *Gomes v. American Century Cos.*, No. 14-00283 (the "Action"), pending in the United States District Court for the Western District of Missouri, upon and subject to the terms and conditions of this Agreement, and subject to the approval of the Court.

RECITALS

A.   On or around April 16, 2013, Plaintiff filed the Action in the Western District of Missouri.

B.   On or around April 16, 2013, Plaintiff made a demand on the ACWMF board of directors (the "Board") to pursue the claims in the Action.

C.   In April 2014, the Board appointed a special subcommittee (the "Special Subcommittee") to investigate Plaintiff's demand and to advise the full Board on recommended action. The Special Subcommittee retained independent counsel at Shook

Hardy & Bacon L.L.P. ("Shook Hardy") to assist it in investigating and advising the Board.

D.   The Special Subcommittee with Shook Hardy's assistance investigated Plaintiff's demand and recommended that it would not be in the best interest of the Fund's shareholders to pursue the Action. The Special Subcommittee's December 1, 2014 49-page report stated that it had reviewed thousands of pages of documents and conducted 22 interviews with witnesses. The report further stated, *inter alia*, (i) that the Special Subcommittee disagreed with Plaintiff's allegations that Defendants violated any laws in making investments in Internet gambling companies, (ii) that the Special Subcommittee did not find any court decision that supports Plaintiff's theory of liability, (iii) that the Special Subcommittee did not believe it to be in the best interests of ACWMF to pursue the demand, (iv) that after reviewing the evidence, the Special Subcommittee did not believe the Fund's managers and agents know or had reason to believe that the Fund's investments in NETeller and bwin were a violation of U.S. law, and (v) that the Special Subcommittee concluded that it was not in the best interest of shareholders to pursue the demand based on the cost of litigation, the distraction of prolonged litigation, and the likelihood of success.

E.   On December 9, 2014, the Board considered the Special Subcommittee's report and recommendation and voted to refuse Plaintiff's demand.

F.   Following the Board's refusal of Plaintiff's demand, pursuant to Court order, the Parties engaged in document discovery. Plaintiff also noticed depositions of the Special Subcommittee members and a Federal Rule of Civil Procedure 30(b)(6) deposition for August 26-27, 2015.

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G. While this Action was pending, Plaintiff's counsel was also pursuing similar claims against an overlapping set of defendants in the Western District of Missouri in an action styled *Seidl v. Am. Century Cos., Inc.*, No. 10-cv-04152 (W.D. Mo. July 15, 2010) ("*Seidl*").

H. Like this Action, the plaintiff in *Seidl* made demand on the board of directors of the nominal defendant, the board appointed a special subcommittee, and the special subcommittee recommended the refusal of the *Seidl* plaintiff's demand. Like this Action, the board of directors of the nominal defendant in *Seidl* refused the plaintiff's demand. The district court granted summary judgment for the defendants, concluding that under Maryland law, Seidl could not bring suit where the company's board of directors had declined to do so in a valid exercise of business judgment. On August 21, 2015, the United States Court of Appeals for the Eighth Circuit affirmed and entered judgment accordingly.

I. Like *Seidl*, the demand refusal issues in this Action are also governed under Maryland law.

J. On August 26, 2015, after receiving the Eighth Circuit's ruling in *Seidl*, the Parties in this Action engaged in an arms'-length mediation with Thomas V. Bender of Walters Bender Strohbehn & Vaughan, P.C. as mediator. The mediator proposed a mediator's settlement proposal. Based on the mediator's proposal, the Parties negotiated and reached a mutually agreeable resolution, reflected herein.

K. Defendants deny that they have committed, or threatened, or attempted to commit any wrongful act or violation of law or duty alleged in this action. Defendants maintain that they have numerous meritorious defenses to the claims Plaintiff demanded that ACWMF bring against them, including but not limited to those defenses identified in the Special Subcommittee's report, and they are prepared to vigorously defend all aspects of the action. Nonetheless, taking into account the costs that continuing to litigate this action would impose upon shareholders of the Fund, together with the uncertainty and risks inherent in any litigation, Defendants and ACWMF have concluded that settlement of this action on the terms identified herein is preferable to continued litigation of this action. This Agreement is a compromise, and the Agreement, any related documents, and any negotiations resulting in it shall not be construed as or deemed to be evidence of or an admission or concession of liability or wrongdoing on the part of the Released Parties (defined below), with respect to any claim of any fault or liability or wrongdoing or damage whatsoever.

L. James E. Stowers, Jr. was named as a defendant in this action, but passed away during the course of the litigation.

M. In light of the foregoing, and considering all factors bearing on the merits of settlement, the Parties are satisfied that the terms and conditions of this Settlement Agreement are fair, reasonable, adequate, and in their respective best interests.

Definitions

While certain terms have been defined for convenience in the preamble and Recitals above, they are included in this Definitions section again for convenience. To the extent that there is a difference between the terms as defined, the following Definitions shall prevail.

i. **"ACC"** means American Century Companies, Inc.

ii. **"ACIM"** means American Century Investment Management, Inc.

iii.   **"Action"** means the Litigation captioned *Gomes v. American Century Cos.*, No. 14-00283, pending in the United States District Court for the Western District of Missouri, together with Plaintiff's prior actions styled *Gomes v. American Century Cos.*, No. 09-cv-02153 (E.D. Cal. Aug. 4, 2009) and *Gomes v. American Century Cos.*, No. 10-cv-00083 (W.D. Mo. Jan. 27, 2010).

iv.   **"ACWMF"** means American Century World Mutual Funds, Inc.

v.   **"Board"** means the board of directors of American Century World Mutual Funds, Inc.

vi.   **"Court"** means the United States District Court, Western District of Missouri, the Honorable Ortrie Smith presiding, or any judge of the court who shall succeed him as the judge assigned to this Action.

vii.   **"Defendants"** means American Century Companies, Inc., American Century Investment Management, Inc., James E. Stowers, III, Jonathan S. Thomas, Thomas A. Brown, Andrea C. Hall, Donald H. Pratt, Gale E. Sayers, M. Jeannine Strandjord, Timothy S. Webster, William M. Lyons, Enrique Chang, Mark Kopinski, and Brian Brady.

viii.   **"Final Settlement Date"** means one business day after both the Court's approval of the Parties' Stipulation of Dismissal and the Court's entry of Judgment become "Final." For purposes of this definition, "Final" means that all of the following have occurred: (i) the time expires for filing or noticing any appeal of the final dismissal of this case with prejudice; (ii) if there is an appeal or appeals, completion, in a manner that finally affirms and leaves in place the dismissal with prejudice without any material modification, of all proceedings arising out of the appeal or appeals (including, but not limited to, the expiration of all deadlines for motions for reconsideration, rehearing en banc, or petitions for review and/or *certiorari*, all proceedings ordered on remand, and all proceedings arising out of any subsequent appeal or appeals following decisions on remand); or (iii) final dismissal of any appeal or the final dismissal of any proceeding on *certiorari*.

ix.   **"Fund"** means the American Century International Discovery Fund, a series offering of ACWMF.

x.   **"Motion for Approval"** means the motion for approval of this Settlement Agreement as set forth in Paragraph 7.

xi.   **"Nominal Defendant"** means American Century World Mutual Funds, Inc.

xii.   **"Person(s)"** shall mean, without limitation, any individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, association, joint stock company, estate, legal representative, trust, unincorporated association, and any business or legal entity and their spouses, heirs, predecessors, successors, representatives, or assigns.

xiii.   **"Plaintiff"** means Nelson Gomes.

xiv.   **"Plaintiff's Counsel"** means Simmons Hanly Conroy LLC.

xv.   **"Released Parties"** means Defendants, James E. Stowers, Jr., Nominal Defendant and any and all of their present or former heirs, executors, estates, administrators, predecessors, successors, assigns, parents, subsidiaries, associates, affiliated and related entities, employers, employees, agents, representatives, consultants, independent contractors, directors, managing directors, officers, partners, principals, members, attorneys, accountants, financial and other advisors, investment bankers, insurers, underwriters, shareholders, lenders, auditors, investment advisors, and any and all present and former companies, firms, trusts, corporations, officers, directors, other individuals or entities in which ACC, ACIM, or ACWMF have a controlling interest or which is affiliated with any of them, or any other representatives of any of these Persons and entities.

xvi.   **"Stipulation of Dismissal"** means the Stipulation of Dismissal with Prejudice to be filed by the Parties in this Action for approval by the Court.

TERMS

In consideration of the foregoing Recitals, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, with the intent to be legally bound, agree as follows:

1.   DISMISSAL WITH PREJUDICE.

The Parties shall enter into, and shall submit to the Court for approval, a Stipulation for Dismissal with Prejudice, without costs and fees except as set forth in Paragraphs 2 and 3 immediately below.

2.   REIMBURSEMENT OF EXPENSES.

a.   ACIM shall pay the sum of seventy-five thousand dollars ($75,000) to Plaintiff's Counsel as a reimbursement of expenses incurred in the prosecution of claims against Defendants. This payment shall be made within fourteen (14) calendar days of the later of (a) the Final Settlement Date or (b) the receipt of wire instructions from

Plaintiff's Counsel. The payment shall be made *via* electronic transfer to an account designated by Plaintiff's Counsel.

b. Plaintiff's Counsel is solely responsible for distributing this reimbursement to any attorney that may claim entitlement to attorneys' costs in this Action. Neither ACIM nor any other Defendant is responsible for Plaintiff's Counsel's allocation of this amount.

c. Such reimbursement of costs in no way constitutes any admission of liability by ACIM or any other Defendant and is made solely to avoid the costs of further litigation, which would be significantly higher.

3. **OTHER COSTS AND FEES**

d. ACIM shall pay the fees and costs of Thomas V. Bender of Walters Bender Strohbehn & Vaughan, P.C., for his work as mediator in the settlement of this Action.

e. Except as otherwise provided in this Agreement, each Party shall bear its own fees and costs.

4. **NO ADMISSION OF WRONGDOING**

a. Whether or not the Board approves the Settlement Agreement, the Court approves the Settlement Agreement, the Final Settlement Date occurs, or the Settlement Agreement is otherwise terminated, neither this Agreement nor any draft thereof, nor the settlement reflected in this Agreement, nor the Settlement Term Sheet or any draft thereof, nor any act performed or document prepared or executed pursuant to or in furtherance of this Agreement or the settlement discussions that led to this Agreement is, may be deemed, or shall be used, offered or received in evidence against Defendants,

Plaintiff, James E. Stowers, Jr., or Nominal Defendant, or each or any of them, as an admission, presumption, concession, or evidence:

    i.   of the validity or truth of any fact alleged by Plaintiff or any claim that has been or could have been asserted in this Action or any litigation, the weakness or deficiency of any defense that has been or could have been asserted in the Action, the violation of any law or statute, the reasonableness of Plaintiff's Counsel's costs being reimbursed pursuant to this Settlement Agreement, or of any alleged wrongdoing, liability, negligence or fault on behalf of Defendants, James. E. Stowers, Jr., or Nominal Defendant, or each or any of them, in any civil, criminal, or administrative proceeding in any court, administrative agency (including, but not limited to, any formal or informal investigation or inquiry by the Securities and Exchange Commission or any other state or federal governmental or regulatory agency), or any other tribunal;

    ii.   of any fault, misrepresentation or omission with respect to any statement or written document approved or made by Defendants, James E. Stowers, Jr., or Nominal Defendant, or each or any of them; or

    iii.   against Plaintiff as evidence of any infirmity of his claims or his legal positions.

    b.   Notwithstanding the foregoing subparagraph 4(a), if this Settlement Agreement is approved by the Court and the Final Settlement Date occurs, any of the

Parties or any of the Released Parties may file this Agreement and/or the Final Judgment in any action that may be brought against such Party or Parties in order to support a defense or counterclaim based on principles of *res judicata*, collateral estoppel, release, good faith settlement, judgment bar or reduction, or any other theory of claim preclusion or issue preclusion or similar defense or counterclaim.

5. RELEASE OF CLAIMS

a. Except with respect to Plaintiff's rights to the redemption of his shares in the Fund in the ordinary course, Plaintiff Nelson Gomes (including any executors, administrators, successors, heirs, assigns, representatives, agents, and attorneys) hereby, and effective automatically upon the Final Settlement Date, fully, finally, and forever releases, relinquishes, and discharges the Released Parties of and from any and all claims, demands, liabilities, damages (including but not limited to punitive, exemplary or multiple damages), charges, penalties, losses, rights, actions, causes of action, contracts or agreements, expenses, costs, attorneys' fees and/or obligations, whether in law or in equity, accrued or unaccrued, direct, individual or representative, of every nature and description whatsoever, whether based on federal, state, local, statutory or common law or any other law, rule or regulation, including the law of any jurisdiction outside the United States.

b. Plaintiff represents and warrants that he has not assigned, granted, or transferred any claim or right or interest therein as against the Released Parties to any other Person and that he is fully entitled to release the same.

6. BOARD APPROVAL OF SETTLEMENT

a. ACIM will seek approval of this Settlement Agreement from the ACWMF board of directors, and this Settlement Agreement is subject to such approval.

7. COURT APPROVAL OF SETTLEMENT

a. The Parties agree to file a joint Motion for Approval of this Settlement Agreement along with a Stipulation of Dismissal with Prejudice. The motion shall be prepared by Plaintiff's Counsel and is subject to approval by all Parties. The motion will generally state that in light of (i) the decision of the Court granting summary judgment on the demand refusal issue under Maryland law in *Seidl*, (ii) the Court of Appeals for the Eighth Circuit's affirmance under Maryland law of the Court's summary judgment decision in *Seidl*, (iii) the fact that the same judge that presided over *Seidl* is presiding over this Action, (iv) the fact that the claims in this Action are substantially the same as those in *Seidl*, (v) the fact that the demand requirements in both cases are governed by Maryland law, (vi) the decision of the Board of ACWMF, based on the recommendation of the Special Subcommittee, that this Action should not be pursued, and (vii) the payment of Plaintiff's Counsel's costs (set forth in Paragraph 2 above), which is made solely to avoid the future costs of litigation, the Parties submit that the terms of the Settlement Agreement are fair, reasonable, and adequate and in the best interests of the shareholders of the Fund.

b. The Motion for Approval will request that if the Court approves the Settlement Agreement, the Court enter judgment against Plaintiff with prejudice.

8. NOTICE TO SHAREHOLDERS

a. The Parties agree that the Motion for Approval will seek Court approval that notice under Federal Rule of Civil Procedure 23.1(c) shall be made to the shareholders of the Fund as follows: (i) ACIM will file appropriate notice of the settlement with the Securities and Exchange Commission on the SEC's publicly available website (www.sec.gov) via EDGAR, and (ii) ACIM will provide information about the Settlement on its publicly available website (www.americancentury.com).

b.   The Parties agree that the Motion for Approval will ask the Court to dispense with other notice to shareholders of the Fund due to (i) the rulings in *Seidl*; (ii) the decision of the board of directors of the Fund to refuse Plaintiff's demand, (iii) the relatively small amount at stake, and (iv) the fact that likely costs of any other type of notice would be large in comparison to the relatively small amount ACIM is willing to pay to settle this Action.

c.   In the event the Court requires any other type of notice, ACIM shall pay the costs of such notice except that Plaintiff's Counsel will reimburse ACIM for fifty percent (50%) of such costs up to a maximum of seven thousand, five hundred dollars ($7,500) to be paid by Plaintiff's Counsel. Such reimbursement by Plaintiff's Counsel will take place within fourteen (14) days of receipt by Plaintiff's Counsel of reasonable proof of the costs of notice being incurred by ACIM.

9. ACTION STATUS IF SETTLEMENT NOT APPROVED

a.   This Settlement Agreement is being entered into for settlement purposes only. If (a) the Court denies the Motion for Approval or imposes conditions on its approval of the Settlement Agreement or approval of the Stipulation of Dismissal that are not acceptable to all Parties, (b) the Court does not approve the Settlement or approve the Stipulation of Dismissal, or if the Final Settlement Date does not occur for any reason, (c) the board of directors of American Century Mutual World Funds, Inc. does not approve this Settlement Agreement by September 30, 2015, or (d) the board of directors of American Century Mutual Funds, Inc. does not approve the settlement agreement being entered into in the *Seidl* action by September 30, 2015, then this Settlement Agreement and the releases herein will be deemed null and void *ab initio*. In that event, then (a) any order approving the Settlement Agreement and/or the Stipulation of Dismissal (if applicable) and all of its provisions will be vacated, (b) the Parties will be restored as nearly as possible to the status that existed on August 25, 2015, and (c) no term or draft of the Settlement Term Sheet, this Settlement Agreement, or any part of the Parties' settlement discussions, negotiations, or documentation (including any declaration or brief filed in support of the motion for preliminary approval or motion for final approval), will have any effect or be admissible into evidence for any purpose in the Action or any other proceeding.

10.   MISCELLANEOUS

a.   The Parties (a) acknowledge that it is their intent to consummate this Settlement Agreement; and (b) agree, subject to any fiduciary and other legal obligations, to cooperate to the extent reasonably necessary to effectuate and implement all terms and conditions of this Agreement and to exercise their reasonable best efforts to accomplish the foregoing terms and conditions of this Agreement. The Parties and their counsel agree to cooperate with one another in seeking Court approval of the Settlement Agreement and the Final Judgment, and promptly to agree upon and execute all such other documentation as may be reasonably required to obtain final approval of the Agreement.

b.   Subject to the Court's approval, all time periods and dates described in this Settlement Agreement may be changed by the Parties' written agreement. The Parties reserve the right, upon the written agreement by counsel for all Parties and subject to the Court's approval, to make any reasonable extensions of time that might be necessary to carry out any provisions of this Agreement

c. The headings used in this Agreement are used for the purpose of convenience only and are not meant to have legal effect.

d. The Recitals are incorporated by this reference and are part of the Settlement Agreement.

e. The waiver by one Party of any breach of this Agreement by any other Party shall not be deemed as a waiver of any other prior or subsequent breaches of this Agreement.

f. This Agreement sets forth the entire agreement and understanding of the Parties with respect to the matter set forth herein, and supersede all prior negotiations, agreements, arrangements, and undertakings with respect to the matters set forth herein. No representations, warranties, or inducements have been made to any Party concerning this Settlement Agreement other than the representations, warranties, and covenants contained and memorialized in such documents. This Agreement may be amended or modified only by a written instrument signed by or on behalf of all Parties or their respective successors-in-interest.

g. Nothing in this Agreement, the negotiations, or the mediation relating thereto is intended to or shall be deemed to constitute a waiver of any applicable privilege or immunity, including without limitation the attorney-client privilege or work product immunity, by any Party.

h. Each attorney or other Person executing this Settlement Agreement or any related settlement documents on behalf of any party to this Agreement warrants and represents that such Person has the full authority to do so and has the authority to take appropriate action required or permitted to be taken pursuant to the Agreement to effectuate its terms.

i. This Agreement may be executed electronically or *via* facsimile in one or more counterparts. Signature by digital, facsimile, or in PDF format will constitute sufficient execution of the Agreement. All executed counterparts, including counterparts executed electronically or *via* facsimile, and each of them, shall be deemed to be one and the same instrument.

j. This Settlement Agreement shall be binding on, and inure to the benefit of, the successors and assigns of the Parties to this Agreement and the Released Parties.

k. The Court shall retain jurisdiction with respect to implementation and enforcement of the terms of this Agreement, and all Parties to this Agreement submit to the jurisdiction of the Court for purposes of implementing and enforcing the settlement embodied in this Agreement.

l. This Settlement Agreement and any claim, cause of action, or dispute among the Parties arising out of or relating to this Settlement Agreement shall be governed by, interpreted under, and enforced in accordance with the laws of the State of Missouri without regard to any conflict-of-law principles that may otherwise provide for the application of the law of another jurisdiction.

m. The Parties have relied upon the advice and representation of counsel, selected by them, concerning their respective legal liability for the claims hereby released. The Parties have read and understand fully this Agreement and have been fully advised as to the legal effect thereof by counsel of their own selection and intend to be legally bound by the same.

n.	The Parties executed this Settlement Agreement voluntarily and without duress or undue influence.

o.	This Agreement is deemed to have been prepared by counsel for all Parties, as a result of arms'-length negotiations among the Parties with the aid of a neutral mediator.	Whereas all Parties have contributed substantially and materially to the preparation of this Agreement, it shall not be construed more strictly against one party than another.

Dated: October __, 2015

_____
Nelson Gomes

Dated: October __, 2015

_____
W. Perry Brandt
Bryan Cave LLP

On behalf of American Century Companies, Inc.,
American Century Investment Management, Inc.,
James E. Stowers, III, Jonathan S. Thomas,
William M. Lyons, Enrique Chang, Mark Kopinski,
and Brian Brady.

Dated: September 23, 2015



Nelson Gomes

Dated: September __, 2015

W. Perry Brandt
Bryan Cave LLP

On behalf of American Century Companies, Inc., American Century Investment Management, Inc., James E. Stowers, III, Jonathan S. Thomas, William M. Lyons, Enrique Chang, Mark Kopinski, and Brian Brady

Dated: September __, 2015

Steuart H. Thomsen
Sutherland Asbill & Brennan LLP

On behalf of Thomas A. Brown, Andrea C. Hall, Donald H. Pratt, Gale E. Sayers, M. Jeannine Strandjord, Timothy S. Webster

Dated: September __, 2015

Name: ____________________

Title: ____________________

American Century World Mutual Funds, Inc.

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n.   The Parties executed this Settlement Agreement voluntarily and without duress or undue influence.

o.   This Agreement is deemed to have been prepared by counsel for all Parties, as a result of arms'-length negotiations among the Parties with the aid of a neutral mediator.   Whereas all Parties have contributed substantially and materially to the preparation of this Agreement, it shall not be construed more strictly against one party than another.

Dated: October __, 2015

_____
Nelson Gomes

Dated: October 12, 2015



_____
W. Perry Brandt
Bryan Cave LLP

On behalf of American Century Companies, Inc.,
American Century Investment Management, Inc.,
James E. Stowers, III, Jonathan S. Thomas,
William M. Lyons, Enrique Chang, Mark Kopinski,
and Brian Brady.

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Dated: October 5, 2015

[signature]

Steuart H. Thomsen
Sutherland Asbill & Brennan LLP

On behalf of Thomas A. Brown, Andrea C. Hall,
Donald H. Pratt, Gale E. Sayers, M. Jeannine
Strandjord, Timothy S. Webster

Dated: October __, 2015

Name: _____

Title: _____

American Century World Mutual Funds, Inc.

APPROVED AS TO FORM BY COUNSEL:

Dated: October __, 2015

Thomas I. Sheridan, III
Simmons Hanly Conroy LLP

Attorneys for Plaintiff

17

Dated: October __, 2015

Steuart H. Thomsen
Sutherland Asbill & Brennan LLP

On behalf of Thomas A. Brown, Andrea C. Hall, Donald H. Pratt, Gale E. Sayers, M. Jeannine Strandjord, Timothy S. Webster

Dated: October 1, 2015



Marguerite C Bateman

Name: Marguerite C. Bateman
Schiff Hardin LLP
Title: Counsel to the Independent Directors
American Century World Mutual Funds, Inc.

APPROVED AS TO FORM BY COUNSEL:

Dated: October __, 2015

Thomas I. Sheridan, III
Simmons Hanly Conroy LLP

Attorneys for Plaintiff

17

Dated: September __, 2015

_____
Steuart H. Thomsen
Sutherland Asbill & Brennan LLP

On behalf of Thomas A. Brown, Andrea C. Hall,
Donald H. Pratt, Gale E. Sayers, M. Jeannine
Strandjord, Timothy S. Webster

Dated: September __, 2015

_____

Name: _____

Title: _____

American Century World Mutual Funds, Inc.

APPROVED AS TO FORM BY COUNSEL:
Dated: ~~September~~ October 9, 2015

_____
Thomas I. Sheridan, III
Simmons Hanly Conroy LLP

Attorneys for Plaintiff

17

Dated: October 9, 2015

Kurt D. Williams
Kurt D. Williams
Berkowitz Oliver Williams Shaw & Eisenbrandt
LLP

*Attorneys for Defendants Thomas A. Brown,
Andrea C. Hall, Donald H. Pratt, Gale E. Sayers,
M. Jeannine Strandjord, Timothy S. Webster, and
Nominal Defendant American Century World
Mutual Funds, Inc., doing business as American
Century International Discovery Fund*

Dated: October 5, 2015

Steuart H. Thomsen
Steuart H. Thomsen
Sutherland Asbill & Brennan LLP

*Attorneys for Defendants Thomas A. Brown,
Andrea C. Hall, Donald H. Pratt, Gale E. Sayers,
M. Jeannine Strandjord, Timothy S. Webster, and
Nominal Defendant American Century World
Mutual Funds, Inc., doing business as American
Century International Discovery Fund*

121803869

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Dated: ~~September~~ *October* **5**, 2015



Nicomedes Sy Herrera
Law Offices of Nicomedes Sy Herrera

Attorneys for Plaintiff

Dated: September ___, 2015

W. Perry Brandt
Bryan Cave LLP

Attorneys for Defendants American Century Companies, Inc., American Century Investment Management, Inc., James E. Stowers, Jr., James E. Stowers, III, Jonathan S. Thomas, William M. Lyons, Enrique Chang, Mark Kopinski, and Brian Brady

Dated: September ___, 2015

Benjamin H. Kleine
Cooley LLP

Attorneys for Defendants American Century Companies, Inc., American Century Investment Management, Inc., James E. Stowers, Jr., James E. Stowers, III, Jonathan S. Thomas, William M. Lyons, Enrique Chang, Mark Kopinski, and Brian Brady

18

Dated: October __, 2015

_____
Nicomedes Sy Herrera
Law Offices of Nicomedes Sy Herrera

Attorneys for Plaintiff

Dated: October 5, 2015

_____
W. Perry Brandt
Bryan Cave LLP

*Attorneys for Defendants American Century
Companies, Inc., American Century Investment
Management, Inc., James E. Stowers, Jr., James E.
Stowers, III, Jonathan S. Thomas, William M.
Lyons, Enrique Chang, Mark Kopinski, and Brian
Brady*

Dated: October __, 2015

_____
Benjamin H. Kleine
Cooley LLP

*Attorneys for Defendants American Century
Companies, Inc., American Century Investment
Management, Inc., James E. Stowers, Jr., James E.
Stowers, III, Jonathan S. Thomas, William M.
Lyons, Enrique Chang, Mark Kopinski, and Brian
Brady*

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Dated: October __, 2015

____
Nicomedes Sy Herrera
Law Offices of Nicomedes Sy Herrera

Attorneys for Plaintiff

Dated: October __, 2015

____
W. Perry Brandt
Bryan Cave LLP

Attorneys for Defendants American Century Companies, Inc., American Century Investment Management, Inc., James E. Stowers, Jr., James E. Stowers, III, Jonathan S. Thomas, William M. Lyons, Enrique Chang, Mark Kopinski, and Brian Brady

Dated: October 5, 2015

[signature]
____
Benjamin H. Kleine
Cooley LLP

Attorneys for Defendants American Century Companies, Inc., American Century Investment Management, Inc., James E. Stowers, Jr., James E. Stowers, III, Jonathan S. Thomas, William M. Lyons, Enrique Chang, Mark Kopinski, and Brian Brady

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